Constellation Energy Partners LLC

111 Market Place

Baltimore, MD 21202

February 12, 2008

VIA FACSIMILE: (202) 772-9368

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Sean Donahue

Re:	Registration Statement on Form S-3 (No. 333-148948) of Constellation Energy Partners LLC

Ladies and Gentlemen:

On behalf of Constellation Energy Partners LLC (“Constellation Energy”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 1:00 p.m., Washington, D.C. time, on Thursday, February 14, 2008, or as soon thereafter as practicable. Constellation Energy hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Constellation Energy from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	Constellation Energy may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has also been transmitted via EDGAR.

Very truly yours,

CONSTELLATION ENERGY PARTNERS LLC

By:	/s/ Angela A. Minas
Name:	Angela A. Minas
Title:	Treasurer and Chief Financial Officer